EXHIBIT 99.1

2020 Annual General Meeting

Further to the press release of June 23, 2020 giving notice that the Golar LNG Limited 2020 Annual General Meeting will be held on September 24, 2020, a copy of the Notice of Annual General Meeting and associated information including the Company’s Annual Report on Form 20-F can be found on our website at http://www.golarlng.com and in the attachments below.

Golar LNG Limited
Hamilton, Bermuda
August 31, 2020